UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 12b-25

                           NOTIFICATION OF LATE FILING

        [ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR


                       For the Period Ended June 30, 2005

                        Commission file number: 000-50218


                               Bekem Metals, Inc.
                             -----------------------
                             Full Name of Registrant

                            875 Donner Way, Unit 705
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           Address of Principle Executive Offices (street and number)

                           Salt Lake City, Utah 84108
                           --------------------------
                            City, State and Zip Code

Part II - Rules 12b-25 (b) and (c)

         If the subject could be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check if appropriate).

[X]      (a)      The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort of expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statements or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

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Part III - Narrative

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The quarterly report of the registrant on Form 10-QSB could not be filed because management requires additional time to compile and verify the data required to be included in the report. The report will be filed within five calendar days of the date the original report was due.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification

         Marat Cherdabayev                 (801)               582-1881
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              Name                       Area Code          Telephone Number

(2) Have all other reports required under Section 13 or 15 (b) of the Securities and Exchange Act of 1934 or Section 30 or the Investments Act of 1940 during the preceding 12 months (or for such shorter) period that the Registrant was required to file such reports been filed? If answer is no, identify report(s).

                      [X]   Yes                      [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                      [X]   Yes                      [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  As disclosed in our 8-K filings, on January 28, 2005, we completed the closing of a Plan and Agreement of Reorganization with Condesa Pacific, S.A., and its shareholders, whereby we acquired 100% of the outstanding capital stock of Condesa Pacific in exchange for the issuance of 35,000,000 shares of our common stock. As a result of the transaction, the Condesa Pacific shareholders were issued approximately 91% of our then outstanding common stock. For accounting purposes, this transaction was deemed a reverse merger, with Condesa Pacific being the accounting acquirer and a change in the reporting entity to Condesa Pacific. Accordingly, the results of operations of Condesa Pacific and its wholly owned subsidiary, Kaznickel, LLP., are included in the Company's consolidated results of operations for the three and six months ended June 30, 2005. We anticipate those results will include no revenue and a net loss in excess of $390,000.

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                               Bekem Metals, Inc.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date: August 15, 2005                           By: /s/ Marat Cherdabayev
                                                   -----------------------------
                                                   Marat Cherdabayev, President

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